UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

of

JAPAN INTERNATIONAL COOPERATION AGENCY

(Name of registrant)

Date of end of last fiscal year: March 31, 2018

SECURITIES REGISTERED

(As of the close of the fiscal year)*

Titles of Issue	Amounts as to Which Registration is Effective	Names of Exchanges on Which Registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

Ryosuke Nakata

Chief Representative

JICA USA Office

1776 I Street, N.W., Suite 895

Washington, D.C. 20006

Copies to:

Kenji Hosokawa

Morrison & Foerster LLP

Shin-Marunouchi Building 29th Floor

5-1, Marunouchi 1-chome

Chiyoda-ku, Tokyo 100-6529

Japan

*	The registrant is filing this annual report on a voluntary basis.

EXPLANATORY NOTE

This annual report on Form 18-K for the fiscal year ended March 31, 2018 is filed by Japan International Cooperation Agency (“JICA”), an incorporated administrative agency of Japan established in October 2003 pursuant to the Act on General Rules for Incorporated Administrative Agencies and the Act of the Incorporated Administrative Agency—Japan International Cooperation Agency. JICA’s main objective is to contribute to the promotion of international cooperation as well as the sound development of the Japanese and global economy by supporting the socioeconomic development, recovery or economic stability of developing regions. This annual report on Form 18-K, as subsequently amended, is intended to be incorporated by reference into any future prospectus filed by JICA with the U.S. Securities and Exchange Commission to the extent such prospectus indicates that it intends this report to be incorporated by reference.

Form 18-K

The information set forth below is to be furnished:

1.	In respect of each issue of securities of JICA registered, a brief statement as to:

(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

Not applicable.1

(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

Not applicable.1

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

Not applicable.1

2.	A statement as of the close of the last fiscal year of JICA giving the total outstanding of:

(a)

Internal funded debt of JICA. (Total to be stated in the currency of JICA. If any internal funded debt is payable in a foreign currency, it should not be included under this paragraph (a), but under paragraph (b) of this item.)

Reference is made to pages F-62 to F-66 of Exhibit 2 hereto.

(b)	External funded debt of JICA. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

Reference is made to pages F-62 to F-66 of Exhibit 2 hereto.

3.

A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of JICA outstanding as of the close of the last fiscal year of JICA.

Reference is made to pages F-62 to F-66 of Exhibit 2 hereto.

4.	(a)	As to each issue of securities of JICA which is registered, there should be furnished a breakdown of the total amount outstanding, as shown in Item 3, into the following:

(1)	Total amount held by or for the account of JICA.

Not applicable.1

(2)	Total estimated amount held by Japan; this estimate need be furnished only if it is practicable to do so.

Not applicable.1

(3)	Total amount otherwise outstanding.

Not applicable.1

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by JICA to reacquire such securities.

Not applicable.1

[1]	No securities of the registrant are registered under the Securities Exchange Act of 1934, as amended.

5.	A statement as of the close of the last fiscal year of JICA giving the estimated total of:

(a)	Internal floating indebtedness of JICA. (Total to be stated in the currency of JICA.)

None.

(b)	External floating indebtedness of JICA. (Total to be stated in the respective currencies in which payable.)

None.

6.

Statement of the receipts, classified by source, and of the expenditures, classified by purpose, of JICA for each fiscal year of JICA ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

Reference is made to pages F-5 and F-45 of Exhibit 2 hereto.

7.	(a)	If any foreign exchange control, not previously reported, has been established by Japan, briefly describe such foreign exchange control.

None.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

Not applicable.

This annual report comprises:

(a)	The cover page and pages numbered 2 to 6 consecutively.

(b)	The following exhibits:

(1)	Description of Japan International Cooperation Agency dated September 28, 2018.

(2)

Audited financial statements of Japan International Cooperation Agency for the fiscal year ended March 31, 2018 prepared in accordance with accounting principles for incorporated administrative agencies generally accepted in Japan.

(3)	Consents of Ernst & Young ShinNihon LLC.

(4)	Excerpt of General Rules of the National Budget, which relates to Japan International Cooperation Agency for the fiscal year ending March 31, 2019 (in Japanese only).[2]

This Annual Report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

[2]	Filed under cover of Form SE on September 28, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Tokyo, Japan on the 28th day of September, 2018.

JAPAN INTERNATIONAL COOPERATION AGENCY

By:	/s/ Mutsuya Mori
Mutsuya Mori,
Director General, Treasury, Finance and
Accounting Department

EXHIBIT INDEX

Exhibit Number	Description

1.	Description of Japan International Cooperation Agency dated September 28, 2018.

2.	Audited financial statements of Japan International Cooperation Agency for the fiscal year ended March 31, 2018 prepared in accordance with accounting principles for incorporated administrative agencies generally accepted in Japan.

3.	Consents of Ernst & Young ShinNihon LLC.

4.	Excerpt of General Rules of the National Budget, which relates to Japan International Cooperation Agency for the fiscal year ending March 31, 2019 (in Japanese only).[3]

[3]	Filed under cover of Form SE on September 28, 2018.